UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Delcath Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24661P807

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13G	Page 2 of 10

1.	NAMES OF REPORTING PERSONS SilverArc Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 351,616
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 351,616
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,616
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) IA

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1.	NAMES OF REPORTING PERSONS Devesh Gandhi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 351,616
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 351,616
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,616
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13G	Page 4 of 10

Item 1.

(a)	Name of Issuer

Delcath Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1633 Broadway, Suite 22C, New York, New York 10019

Item 2.

(a)	Name of Person Filing

SilverArc Capital Management, LLC (“SilverArc”) and Devesh Gandhi (“Gandhi” and together with SilverArc, the “Reporting Persons”)

(b)	Address of the Principal Office or, if none, residence

20 Park Plaza, 4th Floor

Boston, MA 02116

(c)	Citizenship

SilverArc is a Delaware limited liability company. Gandhi is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

24661P807

CUSIP No. 24661P807	13G	Page 5 of 10

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☑ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

This statement is being filed with respect to an aggregate of 316,645 shares of Common Stock, resulting in beneficial ownership of Common Stock as follows:

1.	SilverArc
(a)	Amount Beneficially owned: 351,616.

(b)	Percent of Class: 5.9%.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 351,616.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 351,616.
2.	Gandhi
(d)	Amount Beneficially owned: 351,616.

(e)	Percent of Class: 5.9%.

(f)	Number of shares to which the person has:

(v)	Sole power to vote or to direct the vote: 0.

(vi)	Shared power to vote or to direct the vote: 351,616.

(vii)	Sole power to dispose or to direct the disposition of: 0.

CUSIP No. 24661P807	13G	Page 6 of 10

(viii)Shared	power to dispose or to direct the disposition of: 351,616.
Item 5.	Ownership of Five Percent or Less of a Class.

☐	As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

SilverArc, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 351,616 shares, or 5.9% of the Common Stock believed to be outstanding, as a result of acting as investment adviser to various clients. Gandhi is the Sole Member of SilverArc and as such is deemed to be the beneficial owner of 351,616 shares, or 5.9% of the Common Stock believed to be outstanding.  Clients of SilverArc have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. SilverArc Capital Alpha Fund I, L.P., a Delaware limited partnership for which SilverArc acts as an investment adviser, may be deemed to beneficially own 32,765 of these 351,616 shares, which equates to 0.6% of the Common Stock believed to be outstanding. SilverArc Capital Alpha Fund II, L.P., a Delaware limited partnership for which SilverArc acts as an investment adviser, may be deemed to beneficially own 296,088 of these 351,616 shares, which equates to 5.0% of the Common Stock believed to be outstanding. 2b LLC, a Delaware limited liability company for which SilverArc acts as investment adviser, may be deemed to beneficially own 22,763 of these 351,616 shares, which equates to 0.4% of the Common Stock believed to be outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 24661P807	13G	Page 7 of 10

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A      Joint Filing Agreement by and between the Reporting Persons dated March 10, 2021.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2021
Date

/s/ Devesh S. Gandhi
Devesh S. Gandhi, as Sole Member of SilverArc Capital Management, LLC

/s/ Devesh S. Gandhi
Devesh S. Gandhi

CUSIP No. 24661P807	13G	Page 9 of 10

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10

CUSIP No. 24661P807	13G	Page 10 of 10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Delcath Systems, Inc., dated as of March 10, 2021, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

March 10, 2021
Date

/s/ Devesh S. Gandhi
Devesh S. Gandhi, as Sole Member of SilverArc Capital Management, LLC

/s/ Devesh S. Gandhi
Devesh S. Gandhi